EXHIBIT 99.1

UP Fintech Holding Limited Reports Unaudited Third Quarter 2023 Financial Results

Singapore, November 27, 2023 – UP Fintech Holding Limited (NASDAQ: TIGR) (“UP Fintech” or the “Company”), a leading online brokerage firm focusing on global investors, today announced its unaudited financial results for the third quarter ended September 30, 2023.

Mr. Wu Tianhua, Chairman and CEO of UP Fintech stated: “In the third quarter, we saw improvement in both commission income and interest-related income compared to the previous quarter. Total revenue reached US$70.1 million, representing a sequential increase of 6.2% and a year-over-year growth of 26.6%. GAAP net income attributable to UP Fintech reached US$13.2 million, representing a quarter-over-quarter slight increase of 0.5% and a significant year-over-year growth of 297.1%. Non-GAAP net income attributable to UP Fintech amounted to US$16.0 million, a quarter-over-quarter rise of 4.3% and a year-over-year surge of 141.1%.

In the third quarter we added 24,604 funded accounts, and the total number of funded accounts at the end of the third quarter reached approximately 865,500. We experienced strong net asset inflows of over US$1.5 billion this quarter, bringing total account balance to US$18.9 billion, an increase of 9.3% quarter over quarter and 45.7% year over year. Notably, in Singapore, the average net asset inflows of our newly acquired clients in the third quarter were approximately US$10,000.

We continued to add new products on our platform to enhance user experience, which we believe is key to our long-term success. In the third quarter, we launched the Trading Sparks feature within Tiger Community, allowing users to follow best-performing traders on our platform and leverage their trading ideas for investment opportunities. We recently added U.S Treasury to our wealth management platform, so users have more yield products to choose from in addition to the USD and HKD money market funds we launched earlier this year.

In our Corporate business, we underwrote a total of 4 U.S. and Hong Kong IPOs, including “Earlyworks” and “Keep”. In our ESOP business, we added 27 new clients in the third quarter, bringing the total number of ESOP clients served to 505 as of September 30, 2023.”

Financial Highlights for Third Quarter 2023

•
Total revenues increased 26.6% year-over-year to US$70.1 million.
•
Total net revenues increased 13.5% year-over-year to US$58.0 million.
•
Net income attributable to ordinary shareholders of UP Fintech was US$13.2 million compared to a net income of US$3.3 million in the same quarter of last year, an increase of 297.1%.
•
Non-GAAP net income attributable to ordinary shareholders of UP Fintech was US$16.0 million, compared to a non-GAAP net income of US$6.6 million in the same quarter of last year, an increase of 141.1%. A reconciliation of non-GAAP financial metrics to the most comparable GAAP metrics is set forth below.

Operating Highlights for Third Quarter 2023

•
Total account balance increased 45.7% year-over-year to US$18.9 billion.
•
Total margin financing and securities lending balance increased 41.0% year-over-year to US$2.2 billion.
•
Total number of customers with deposit increased 14.8% year-over-year to 865,500.

Selected Operating Data for Third Quarter 2023

	As of and for the three months ended
	September 30,	June 30,	September 30,
	2022	2023	2023
In 000’s
Number of customer accounts	1,970.4	2,119.1	2,147.9
Number of customers with deposits	754.1	840.9	865.5
Number of options and futures contracts traded	7,704.5	7,758.0	8,140.2
In USD millions
Trading volume	78,161.3	65,135.9	80,250.7
Trading volume of stocks	23,522.4	19,313.7	22,147.8
Total account balance	12,958.9	17,269.4	18,878.5

Third Quarter 2023 Financial Results

REVENUES

Total revenues were US$70.1 million, an increase of 26.6% from US$55.4 million in the same quarter of last year.

Commissions were US$23.2 million, a decrease of 5.4% from US$24.5 million in the same quarter of last year, due to a decrease in trading volume in stock.

Financing service fees were US$3.3 million, an increase of 54.2% from US$2.1 million in the same quarter of last year, primarily due to increased interest rates.

Interest income was US$38.3 million, an increase of 54.4% from US$24.8 million in the same quarter of last year, primarily due to the increase in margin financing and securities lending activities.

Other revenues were US$5.4 million, an increase of 35.1% from US$4.0 million in the same quarter of last year, primarily due to the increase in IPO subscription incomes.

Interest expense was US$12.1 million, an increase of 182.1% from US$4.3 million in the same quarter of last year, primarily due to increased interest rates.

OPERATING COSTS AND EXPENSES

Total operating costs and expenses were US$48.8 million, a slight increase of 3.1% from US$47.3 million in the same quarter of last year.

Execution and clearing expenses were US$2.4 million, a decrease of 26.4% from US$3.2 million in the same quarter of last year due to increased efficiency of the clearing procedures.

Employee compensation and benefits expenses were US$26.0 million, an increase of 7.5% from US$24.2 million in the same quarter of last year, primarily due to an increase of global headcount to support our global expansion.

Occupancy, depreciation and amortization expenses were US$2.2 million, a decrease of 9.7% from US$2.5 million in the same quarter of last year as the depreciation of the Beijing office renovation expenses has been completed.

Communication and market data expenses were US$7.6 million, an increase of 16.2% from US$6.5 million in the same quarter of last year due to increased IT-related fees.

Marketing and branding expenses were US$5.2 million, a decrease of 30.2% from US$7.4 million in the same quarter of last year, as we slowed down our marketing campaign due to weaker global capital markets.

General and administrative expenses were US$5.4 million, an increase of 55.1% from US$3.5 million in the same quarter of last year due to an increase in professional service fees.

NET INCOME/LOSS attributable to ordinary shareholders of UP Fintech

Net income attributable to ordinary shareholders of UP Fintech was US$13.2 million, as compared to a net income of US$3.3 million in the same quarter of last year. Net income per ADS – diluted was US$0.083, as compared to a net income per ADS – diluted of US$0.021 in the same quarter of last year.

Non-GAAP net income attributable to ordinary shareholders of UP Fintech, which excludes share-based compensation, was US$16.0 million, as compared to a US$6.6 million non-GAAP net income attributable to ordinary shareholders of UP Fintech in the same quarter of last year. Non-GAAP net income per ADS – diluted was US$0.100 as compared to a non-GAAP net income per ADS – diluted of US$0.041 in the same quarter of last year.

For the third quarter of 2023, the Company’s weighted average number of ADSs used in calculating non-GAAP net income per ADS – diluted was 162,616,553. As of September 30, 2023, the Company had a total of 2,341,647,007 Class A and B ordinary shares outstanding, or the equivalent of 156,109,800 ADSs.

CERTAIN OTHER FINANCIAL ITEMS

As of September 30, 2023, the Company’s cash and cash equivalents and term deposits were US$271.1 million, compared to US$278.6 million as of December 31, 2022.

As of September 30, 2023, the allowance balance of receivables from customers was US$1.0 million compared to US$0.7 million as of December 31, 2022, which was due to an increase in our user base and stock price fluctuation.

Updates to Management

Ms. Wei Wu departed from the position of Chief Compliance Officer at the Company due to personal reasons, effective on November 24, 2023. Ms. Wu’s departure did not result from any disagreement with the Company. Mr. Tianhua Wu, as Chairman and Chief Executive Officer, expressed appreciation for her extraordinary contributions to the development of the Company on behalf of the Board of Directors and management team.

Conference Call Information:

UP Fintech’s management will hold an earnings conference call at 8:00 AM on November 27, 2023, U.S. Eastern Time (9:00 PM on November 27, 2023, Singapore/Hong Kong Time).

All participants wishing to attend the call must preregister online before they may receive the dial-in numbers. Preregistration may require a few minutes to complete.

Preregistration Information:

Please note that all participants will need to pre-register for the conference call, using the link: https://register.vevent.com/register/BI343576f57be04b50a4964b32014672cd

It will automatically lead to the registration page of “UP Fintech Holding Limited Third Quarter 2023 Earnings Conference Call”, where details for RSVP are needed.

Upon registering, all participants will be provided in confirmation emails with participant dial-in numbers and personal PINs to access the conference call. Please dial in 10 minutes prior to the call start time using the conference access information.

Additionally, a live and archived webcast of the conference call will be available at https://ir.itigerup.com

Use of Non-GAAP Financial Measures

In evaluating our business, we consider and use non-GAAP net loss or income attributable to ordinary shareholders of UP Fintech and non-GAAP net loss or income per ADS - diluted as supplemental measures to review and assess our operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with the United States Generally Accepted Accounting Principles (“U.S. GAAP”). We define non-GAAP net loss or income attributable to ordinary shareholders of UP Fintech as net loss or income attributable to ordinary shareholders of UP Fintech excluding share-based compensation. Non-GAAP net loss or income per ADS - diluted is non-GAAP net loss or income attributable to ordinary shareholders of UP Fintech divided by the weighted average number of diluted ADSs.

We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Non-GAAP net loss or income attributable to ordinary shareholders of UP Fintech enables our management to assess our operating results without considering the impact of share-based compensation. We also believe that the use of these non-GAAP financial measures facilitates investors’ assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as an analytical tool. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expenses that affect our operations. Share-based compensation has been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP net loss or income attributable to ordinary shareholders of UP Fintech. Further, these non-GAAP financial measures may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

These non-GAAP financial measures should not be considered in isolation or construed as alternatives to total operating expenses, net loss or income attributable to ordinary shareholders of UP Fintech or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review these historical non-GAAP financial measures in light of the most directly comparable GAAP measures. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

About UP Fintech Holding Limited

UP Fintech Holding Limited is a leading online brokerage firm focusing on global investors. The Company’s proprietary mobile and online trading platform enables investors to trade in equities and other financial instruments on multiple exchanges around the world. The Company offers innovative products and services as well as a superior user experience to customers through its “mobile first” strategy, which enables it to better serve and retain current customers as well as attract new ones. The Company offers customers comprehensive brokerage and value-added services, including trade order placement and execution, margin financing, IPO subscription, ESOP management, investor education, community discussion and customer support. The Company’s proprietary infrastructure and advanced technology are able to support trades across multiple currencies, multiple markets, multiple products, multiple execution venues and multiple clearinghouses.

For more information on the Company, please visit: https://ir.itigerup.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “might,” “aim,” “likely to,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements or expressions. Among other statements, the business outlook and quotations from management in this announcement, the Company’s strategic and operational plans and expectations regarding growth, expansion of its business lines and customer acquisition, and the Company’s plans for future financing of its business contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties, including the earnings conference call. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the cooperation with Interactive Brokers LLC and Xiaomi Corporation and its affiliates; the Company’s ability to effectively implement its growth strategies; trends and competition in global financial markets; changes in the Company’s revenues and certain cost or expense accounting policies; and governmental policies and regulations affecting the Company’s industry and general economic conditions in China, Singapore and other countries. Further information regarding these and other risks is included in the Company’s filings with the SEC, including the Company’s annual report on Form 20-F filed with the SEC on April 26, 2023. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. Further information regarding these and other risks is included in the Company’s filings with the SEC.

For investor and media inquiries please contact:

Investor Relations Contact

UP Fintech Holding Limited

Email: ir@itiger.com

UP FINTECH HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in U.S. dollars (“US$”))

	As of December 31,	As of September 30,
	2022	2023
	US$	US$
Assets:
Cash and cash equivalents	277,660,847	270,263,384
Cash-segregated for regulatory purpose	1,678,067,682	1,394,153,018
Term deposits	945,533	864,401
Receivables from customers (net of allowance of US$696,508 and US$956,801 as of December 31, 2022 and September 30, 2023)	644,691,190	812,251,129
Receivables from brokers, dealers, and clearing organizations	956,945,581	513,349,470
Financial instruments held, at fair value	162,535,184	421,252,787
Prepaid expenses and other current assets	12,963,375	13,768,366
Amounts due from related parties	4,769,475	4,318,530
Total current assets	3,738,578,867	3,430,221,085
Non-current assets:
Right-of-use assets	13,960,092	9,064,396
Property, equipment and intangible assets, net	16,504,065	16,926,951
Goodwill	2,492,668	2,492,668
Long-term investments	7,928,499	7,966,394
Other non-current assets	4,773,925	5,432,029
Deferred tax assets	13,122,272	11,481,809
Total non-current assets	58,781,521	53,364,247
Total assets	3,797,360,388	3,483,585,332
Current liabilities:
Payables to customers	2,996,405,447	2,696,293,691
Payables to brokers, dealers and clearing organizations	138,620,746	90,701,510
Accrued expenses and other current liabilities	37,777,749	39,052,700
Deferred income-current	1,800,298	1,771,098
Lease liabilities-current	5,490,079	4,209,080
Amounts due to related parties	461,704	614,096
Total current liabilities	3,180,556,023	2,832,642,175
Convertible bonds	154,337,483	156,239,288
Deferred income-non-current	388,423	—
Lease liabilities- non-current	8,390,077	4,784,999
Deferred tax liabilities	2,059,748	2,732,207
Total liabilities	3,345,731,754	2,996,398,669
Mezzanine equity
Subscriptions receivable from redeemable non-controlling interests	(43,496)	—
Redeemable non-controlling interest	4,685,238	6,371,482
Total Mezzanine equity	4,641,742	6,371,482
Shareholders’ equity:
Class A ordinary shares	22,213	22,439
Class B ordinary shares	976	976
Additional paid-in capital	495,705,684	502,663,851
Statutory reserve	6,171,627	6,171,627
Accumulated deficit	(50,366,734)	(15,574,122)
Treasury Stock	(2,172,819)	(2,172,819)
Accumulated other comprehensive loss	(2,231,411)	(10,051,228)
Total UP Fintech shareholders’ equity	447,129,536	481,060,724
Non-controlling interests	(142,644)	(245,543)
Total equity	446,986,892	480,815,181
Total liabilities, mezzanine equity and equity	3,797,360,388	3,483,585,332

UP FINTECH HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(All amounts in U.S. dollars (“US$”), except for number of shares (or ADSs) and per share (or ADS) data)
	For the three months ended			For the nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2022	2023	2023	2022	2023
	US$	US$	US$	US$	US$
Revenues(a):
Commissions	24,501,996	22,011,990	23,188,375	83,188,928	70,638,871
Interest related income
Financing service fees	2,145,245	2,843,586	3,307,720	5,220,400	9,003,889
Interest income	24,798,274	36,448,761	38,298,414	54,707,628	109,334,691
Other revenues	3,960,860	4,750,411	5,351,702	18,394,234	13,549,184
Total revenues	55,406,375	66,054,748	70,146,211	161,511,190	202,526,635
Interest expense(a)	(4,300,550)	(10,423,344)	(12,130,614)	(11,480,587)	(30,961,919)
Total Net Revenues	51,105,825	55,631,404	58,015,597	150,030,603	171,564,716
Operating costs and expenses:
Execution and clearing(a)	(3,221,630)	(2,035,327)	(2,372,142)	(11,586,600)	(6,839,304)
Employee compensation and benefits	(24,158,644)	(23,908,787)	(25,976,638)	(77,269,686)	(74,291,713)
Occupancy, depreciation and amortization	(2,476,021)	(2,528,576)	(2,235,084)	(6,991,732)	(7,196,446)
Communication and market data(a)	(6,525,131)	(7,763,372)	(7,579,357)	(20,075,641)	(22,299,360)
Marketing and branding	(7,397,094)	(4,720,995)	(5,163,903)	(25,720,486)	(15,069,095)
General and administrative	(3,512,556)	(4,549,052)	(5,447,961)	(12,402,060)	(14,497,733)
Total operating costs and expenses	(47,291,076)	(45,506,109)	(48,775,085)	(154,046,205)	(140,193,651)
Other income:
Others, net	1,165,814	7,755,429	6,725,131	2,420,208	14,812,226
Income (loss) before income tax	4,980,563	17,880,724	15,965,643	(1,595,394)	46,183,291
Income tax expenses	(1,720,070)	(4,577,748)	(2,592,703)	(1,909,746)	(11,487,671)
Net income (loss)	3,260,493	13,302,976	13,372,940	(3,505,140)	34,695,620
Less: net loss attributable to non-controlling interests	(75,979)	(24,428)	(21,550)	(75,979)	(96,992)
Accretion of redeemable non-controlling interests to redemption value	—	(141,578)	(144,700)	—	(393,563)
Net income (loss) attributable to ordinary shareholders of UP Fintech	3,336,472	13,185,826	13,249,790	(3,429,161)	34,399,049
Other comprehensive (loss) income, net of tax:
Unrealized loss on available-for-sale investments	—	—	—	(265,687)	—
Changes in cumulative foreign currency translation adjustment	(6,047,049)	(6,524,752)	(1,670,923)	(11,600,360)	(7,807,129)
Total Comprehensive (loss) income	(2,786,556)	6,778,224	11,702,017	(15,371,187)	26,888,491
Less: comprehensive loss attributable to non-controlling interests	(73,186)	(12,873)	(20,009)	(73,186)	(84,304)
Accretion of redeemable non-controlling interests to redemption value	—	(141,578)	(144,700)	—	(393,563)
Total Comprehensive (loss) income attributable to ordinary shareholders of UP Fintech	(2,713,370)	6,649,519	11,577,326	(15,298,001)	26,579,232
Net income (loss) per ordinary share:
Basic	0.001	0.006	0.006	(0.001)	0.015
Diluted	0.001	0.006	0.006	(0.001)	0.015
Net income (loss) per ADS (1 ADS represents 15 Class A ordinary shares):
Basic	0.022	0.085	0.085	(0.022)	0.222
Diluted	0.021	0.084	0.083	(0.022)	0.218
Weighted average number of ordinary shares used in calculating net income (loss) per ordinary share:
Basic	2,298,890,869	2,321,875,787	2,330,221,225	2,292,316,758	2,321,898,725
Diluted	2,424,940,484	2,417,213,764	2,439,248,294	2,292,316,758	2,429,798,761

(a) Includes the following revenues, costs and expenses resulting from transactions with related parties as follow:

	For the three months ended			For the nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2022	2023	2023	2022	2023
	US$	US$	US$	US$	US$
Revenues:
Commissions	993	1,782	3,898	3,992,251	6,877
Interest related income
Financing service fees	—	—	—	1,329,490	—
Interest income	32,805	34,652	33,687	4,758,680	108,951
Other revenues	—	—	—	1,805,126	—
Interest expense	—	—	—	(2,056,556)	—
Execution and clearing	—	—	—	(1,751,505)	—
Communication and market data	(46,200)	(36,330)	(39,690)	(100,467)	(110,670)

Reconciliations of Unaudited Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(All amounts in U.S. dollars (“US$”), except for number of ADSs and per ADS data)

	For the three months ended September 30, 2022				For the three months ended June 30, 2023				For the three months ended September 30, 2023
		non-GAAP				non-GAAP				non-GAAP
	GAAP	Adjustment		non-GAAP	GAAP	Adjustment		non-GAAP	GAAP	Adjustment		non-GAAP
	US$	US$		US$	US$	US$		US$	US$	US$		US$
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited
		3,298,276	(1)			2,142,240	(1)			2,744,880	(1)
Net income attributable to ordinary shareholders of UP Fintech	3,336,472	3,298,276		6,634,748	13,185,826	2,142,240		15,328,066	13,249,790	2,744,880		15,994,670

Net income per ADS - diluted	0.021			0.041	0.084			0.097	0.083			0.100
Weighted average number of ADSs used in calculating diluted net income per ADS	161,662,699			161,662,699	161,147,584			161,147,584	162,616,553			162,616,553
(1)
Share-based compensation.